
Mail Stop 3561

July 15, 2010

<u>Via U.S. Mail</u>

Mr. David L. Nunes, Chief Executive Officer
Pope Resources, a Delaware Limited Partnership
19245 Tenth Avenue, NE
Poulsbo, Washington 98370

>　　**Re:**　　**Pope Resources, a Delaware Limited Partnership**
>　　　　　　**Form 10-K for the year ended December 31, 2009**
>　　　　　　**Filed March 10, 2010**
>　　　　　　**File No. 001-09035**

Dear Mr. Nunes:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26
Results of Operations, page 28
Fee Timber, page 30
Cost of Sales, page 34

1. We note from page 35 that during 2008 the partnership changed its definition of "merchantable" to 35 year and older timber from 40 year and older from previous years. As these changes in estimated merchantable timer appear to be changes in accounting estimates, please revise future filings to disclose the impact of these changes in estimates on the partnership's income from continuing operations, net income, and earnings per share as required by ASC 250-10-50-4.

Environmental Remediation, page 39

2. We note from the discussion in the first paragraph on page 40 that the Monte-Carlo simulation model by which the company estimates the environmental liability at the Port Gamble Washington site was updated at December 31, 2009 and indicated a range of potential liability from $145,000 to $2.9 million which represents a two standard deviation range from the mean of possible outcomes generated by the statistical modeling process used to estimate the liability. Please reconcile the amounts of this range of liability as discussed on page 40 with the $816,000 to $4.5 million range of liability discussed in the second paragraph of Note 10 on page 73. Please advise or revise as appropriate.

Liquidity and Capital Resources, page 42
Cash Flows, page 42

3. We refer to your presentation of the debt to total capitalization ratio. In future filings, please revise to include exhibit 12 detailing your calculation of such ratio in accordance with Regulation S-K, Item 601(B)(12).

Financial Statements, page 52
Consolidated Balance Sheets, page 55

4. We refer to your response dated May 27, 2008 in connection with the staff's review of the December 31, 2007 10-K. Given that the partnership previously confirmed that separate disclosure of each ownership class would be provided in future filings, please revise the equity section of the balance sheet to distinguish between amounts ascribed to each ownership class in all future filings.

Notes to Consolidated Financial Statements, page 60
4. Long-term Debt, page 69

5. We note that a waiver was obtained from the company's mortgage lender for the cash flow coverage ratio beginning with the fourth quarter of 2008 through and including the fourth quarter of 2010. Please tell us the nature of the covenant violation and explain how such violation will impact the classification of the related debt as of December 31, 2008 and 2009. As part of your response, please indicate the next measurement date for this covenant as well as the likelihood that the partnership will be able to comply with this covenant at the next measurement date. Refer to the guidance outlined in ASC 470-10-45-1.

6. We note that in connection with a new term loan, the limit on the partnership's revolving line of credit with Northwest Farm Credit Services was reduced from $40 million to $35 million. Please tell us if any related deferred loan costs were written off with regard to the reduction of the amount of the credit facility in accordance with ASC 470-50-40-21. If not, please explain why.

13. Quarterly Financial Information (Unaudited), page 77

7. We note that the partnership has considerable fluctuations in the quarterly data during both 2008 and 2009. Please revise your disclosure in future filings to explain the reason(s) for the fluctuations. Please note that the guidance in Item 302(a)(3) of Regulation S-K requires that selected quarterly financial data include a discussion of any extraordinary, unusual or infrequently occurring items recognized in each full quarter of the fiscal years presented as well as the aggregate effect and the nature of year-end or other adjustments which are material to the results of that quarter. Please revise your footnote to comply with the disclosure requirements of Item 302(a)(3) in future filings.

Item 13. Certain Relationships and Related Transactions, page 95
Noncontrolling Interest Payments, page 95

8. We note from the discussion in the last paragraph on page 95 that noncontrolling interest payments represent Pope MGP's Inc. profit-sharing interest in the IPMB. We also note that net income from IPMB is paid 80% to ORM Inc. and 20% to Pope MGP, Inc. until net income from the IPMB reaches $7.0 million in a fiscal year, at which time income will be allocated evenly between ORM Inc. and Pope MGP, Inc. As no discussion of these matters has been provided in the notes to the company's financial statements or elsewhere in the filing, please explain if and how such noncontrolling interest payments are reflected in the consolidated financial statements. If these payments are not reflected in the consolidated financial statements, please explain why.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

                                    Sincerely,

                                    Linda Cvrkel
                                    Branch Chief